

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

December 5, 2016

Mr. Ciro M. DeFalco
Senior Vice President and Chief Financial Officer
The Navigators Group, Inc.
400 Atlantic Street
Stamford, CT 06901

> **Re:** **The Navigators Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 12, 2016**
> **File No. 0-15886**

Dear Mr. DeFalco:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Angela M. Connell

Angela Connell
Accounting Branch Chief
Office of Healthcare and Insurance